

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

January 7, 2015

Re: Center Coast MLP & Infrastructure Fund
        File Nos.: 333-200802; 811-22843

Dear Mr. Hoffman:

On December 8, 2014, you filed on behalf of Center Coast MLP & Infrastructure ("Fund"), a closed-end investment company, a registration statement under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") on Form N-2 to register common shares of the Fund and subscription rights to purchase common shares of the Fund in a shelf offering under Rule 415 of the Securities Act.

Pursuant to a letter dated December 30, Kevin Hardy of your firm represented that the disclosure is substantially the same as the disclosure presented in the Fund's original registration statement that was declared effective on September 25, 2013, other than with respect to updated financial statements and certain other information. We have reviewed the registration statement referenced above and have the following comments.

Prospectus

1.   Cover Page—If known, please provide information about the ratio of subscription rights to common shares required for any exercise of subscription rights.

2.   The Fund is reminded that a transferable rights offering may not result in the issuance of more than one share for every three rights held. Please explain how the offering of transferable rights will comply with Section 23(b) of the Investment Company Act. We note that page 89 states, "To the extent permissible under applicable law, the Fund may determine to offer any unsubscribed offered securities directly to persons other than shareholders...."

3.   The Fund may engage in short sales. Please confirm to the staff that any expected expenses associated with short sales will be included in the fee table.

4.   Summary of Fund Expenses—Fee Table--In light of the Fund's ability to invest in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (*See*, Investment Company Act Release No. 27399 [June 20, 2006]), or confirm to the staff that the indirect expenses will not exceed one basis point. In addition, please see comment below about updating the fee table with more current information.

5.   Part C of the registration statement indicates that prospectus supplements are being filed with the registration statement; is it the intent of the Fund to file them in a pre-effective amendment? Please include information about the over-subscription privilege, the transfer of rights, and a description of the rights offering in the prospectus supplement for the subscription rights to purchase common stock. Will the supplement include the subscription rights agreement?

Accounting Comments

6.   The fee table is incomplete and will need to be reviewed by the staff before effectiveness.

7.   The Fund's fiscal year end is November 30, 2014. Does the Fund intend to update the fee table and the financial statements with 11/30/2014 information?

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in pre-effective amendments.

When a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the accuracy and adequacy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6970.

Sincerely,

/s/ Mary A. Cole

Mary A. Cole
Senior Counsel

Laura Hatch
Senior Accountant